EXHIBIT 99.1

NEWS RELEASE

TSX: ELD NYSE: EGO

March 28, 2024

Eldorado Gold Files Technical Reports for Olympias and Efemcukuru

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) announces today that it has filed two separate technical reports related to its Olympias and Efemcukuru properties (“Technical Reports”). These Technical Reports have been prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects, and may be found on the Company’s website (www.eldoradogold.com) or under the Company's SEDAR+ profile (www.sedarplus.com).

The Technical Reports were filed to support updated scientific and technical disclosure in the Company’s annual information form, which was also filed on SEDAR+ today.  There are no material differences between the Mineral Resources and Mineral Reserves previously disclosed by the Company in relation to the Olympias and Efemcukuru properties and those disclosed in the Technical Reports.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Türkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

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Qualified Person

Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors

The Company's Mineral Reserve and Mineral Resource estimates for Olympias and Efemcukuru are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this news release with similar information made public by domestic U.S. companies.  The reader should not assume that:

•       the Mineral Reserves defined in this news release qualify as reserves under SEC standards;

•       the Measured and Indicated Mineral Resources in this news release will ever be converted to reserves; and

•       the Inferred Mineral Resources in this news release are economically mineable, or will ever be upgraded to a higher category.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2023, a summary of which was published on December 13, 2023.

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